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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)*


                        NORTH AMERICAN SCIENTIFIC, INC.
                                 (Name of Issuer)


                                   Common Stock
                         (Title of Class of Securities)


                                    65715D100
                                  (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 4 pages
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                                   SCHEDULE 13G

------------------------------                 -------------------------------
     CUSIP No. 65715D100                             Page 2 of 4 Pages
------------------------------                 -------------------------------

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1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           L. Michael Cutrer
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) / /
                                                                 (b) /X/

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3    SEC USE ONLY

------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.
------------------------------------------------------------------------------
                 5     SOLE VOTING POWER
                             552,334*
NUMBER OF        -------------------------------------------------------------
SHARES           6     SHARED VOTING POWER
BENEFICIALLY                 0
OWNED BY         -------------------------------------------------------------
EACH             7     SOLE DISPOSITIVE POWER
REPORTING                    552,334*
PERSON           -------------------------------------------------------------
WITH             8     SHARED DISPOSITIVE POWER
                             0
------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           552,334*
------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* /X/

------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.1%
------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

           IN
------------------------------------------------------------------------------

* Includes 227,334 shares subject to outstanding options which are immediately exercisable. Excludes 7,500 shares owned and 30,187 shares subject to outstanding options which are deemed exercisable and which are held by reporting person's spouse over which the reporting person disclaims beneficial ownership.


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ITEM 1 (a) Name of Issuer:  North American Scientific, Inc.

ITEM 1 (a) Address of Issuer's Principal Executive Offices:

                             20200 Sunburst Street
                             Chatsworth, CA 91311

ITEM 2 (a) Name of Person Filing: L. Michael Cutrer

ITEM 2 (b) Address of Principal Business Office:

                             20200 Sunburst Street
                             Chatsworth, CA 91311

ITEM 2 (c) Citizenship:   United States

ITEM 2 (d) Title of Class of Securities:

                             Common Stock, $0.01 par value per share

ITEM 2 (e) CUSIP Number:  65715D100

ITEM 3     Not Applicable.

ITEM 4     Ownership:

                 The following information is provided as of December 31, 1998:

                 (a)   Amount Beneficially Owned: 552,334*

                 (b)   Percent of Class: 8.1%

                 (c)   Number of shares as to which such person has:

                       (i)   sole power to vote or to direct the vote: 552,334*

                       (ii)  shared power to vote or to direct the vote: 0

                       (iii) sole power to dispose or to direct the
                             disposition of: 552,334*

                       (iv) shared power to dispose or to direct the disposition of: 0

*Includes 227,334 shares subject to outstanding options which are immediately exercisable. Excludes 7,500 shares owned and 30,187 shares subject to outstanding options which are deemed exercisable by reporting person's spouse over which the reporting person disclaims beneficial ownership.


                                Page 3 of 4 Pages
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ITEM 5     Ownership of Five Percent or Less of a Class:

                             Not Applicable.

ITEM 6     Ownership of More than Five Percent on Behalf of Another Person:

                             Not Applicable.

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

                             Not Applicable.

ITEM 8     Identification and Classification of Members of the Group:

                             Not Applicable.

ITEM 9     Notice of Dissolution of Group:

                             Not Applicable.

ITEM 10    Certification:

                             Not Applicable.


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 7, 2000


Signature: /s/ L. Michael Cutrer
           ---------------------------------
Name/Title:      L. Michael Cutrer


                                Page 4 of 4 Pages